                                                                       EXHIBIT 1

FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------


                        GALILEO TECHNOLOGY LTD. REPORTS
                          THIRD QUARTER 1998 RESULTS

  San Jose, CA -- October 19, 1998 -- Galileo Technology Ltd. (Nasdaq: GALTF) today reported net sales for the third quarter of 1998 increased 9% to $11.5 million, compared to $10.5 million for the third quarter of 1997. Net income for the quarter decreased to $2.9 million, or $0.14 per share, compared to net income of $3.2 million, or $0.16 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share. Diluted shares used in computing earnings per share for the third quarter of 1998 were 21.0 million, compared to 19.9 million shares for the third quarter of 1997.


  Net sales for the first nine months of 1998 were $38.0 million, as compared to $23.3 million for the first nine months of 1997. Net income for the first nine months of 1998 was $11.2 million or $0.53 per share, as compared to net income of $5.9 million or $0.32 per share, for the first nine months of 1997. Diluted shares used in computing earnings per share for the first nine months of 1998 were 21.2 million, compared to 18.3 million shares for the first nine months of 1997.


  "Financially, Q3 was an encouraging quarter for Galileo Technology," stated Avigdor Willenz, Galileo's Chairman and CEO. "Our quarterly revenue increased slightly from Q2 and the increase in our gross margin percentage reflected the positive contribution from our new GalNet-II family of devices. While the last two quarters have been difficult quarters for Galileo Technology as we transition customers to our new products, we have continued to increase our investment in our engineering team, which we believe will continue to create industry leading products. As an example of these products, we began sampling our GalNet-II Gigabit Ethernet Controller, the GT-48320. Our GT-48320, in concert with our other GalNet-II devices, provides OEMs with the ideal combination of high-performance and time-to-market, to accelerate the emergence of Gigabit connectivity in Ethernet LANs."

ABOUT GALILEO TECHNOLOGY LTD.

  Galileo Technology Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems. Galileo's Datacom Systems on Silicon tm are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEM's in the data communications equipment market. The company's product lines - system controllers, switched Ethernet LAN controllers and remote access WAN controllers - provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its business operations, Galileo Technology, Inc., in San Jose, California, in early 1994. Galileo employs more than 160 employees worldwide.

                                      ###

  Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                    --------------------------------   -----------------------------
                                                    SEPTEMBER 30,      SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                         1998              1997            1998            1997
                                                    --------------------------------   -----------------------------
Net sales                                                   $ 11,454        $ 10,520        $ 37,952        $ 23,344

Cost of sales                                                  4,343           3,883          14,301           8,859
                                                            ------------------------        ------------------------
Gross profit                                                   7,111           6,637          23,651          14,485

Operating expenses:
   Research and development                                    2,807           1,784           8,011           4,283
   Selling, marketing and administrative                       2,285           2,292           7,008           4,954
                                                            ------------------------        ------------------------

      Total operating expenses                                 5,092           4,076          15,019           9,237
                                                            ------------------------        ------------------------
Operating income                                               2,019           2,561           8,632           5,248

Other income, net                                                984             594           3,106             657
                                                            ------------------------        ------------------------

Income before provision for income taxes                       3,003           3,155          11,738           5,905

Provision for income taxes                                       150               2             535               6

                                                            ------------------------        ------------------------
Net income                                                  $  2,853        $  3,153        $ 11,203        $  5,899
                                                            ========================        ========================
Earnings per share:
   Basic                                                    $   0.14        $   0.17        $   0.55        $   0.41
                                                            ========================        ========================

   Diluted                                                  $   0.14        $   0.16        $   0.53        $   0.32
                                                            ========================        ========================

Shares used in computing earnings per share:
   Basic                                                      20,371          19,040          20,361          14,522
                                                            ========================        ========================

   Diluted                                                    21,007          19,934          21,166          18,301
                                                            ========================        ========================

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. DOLLARS, IN THOUSANDS)



                                                               SEPTEMBER 30,     DECEMBER 31,
                                                                   1998             1997
                                                               -------------     ------------

ASSETS

Current assets:

       Cash, cash equivalents and short-term investments           $ 81,372       $ 71,236
       Accounts receivable                                            5,414          4,566
       Inventories                                                    2,173          2,387
       Prepaid expenses and other                                     1,549          1,336
                                                                   --------       --------

              Total current assets                                   90,508         79,525

Property and equipment, net                                           3,960          2,967
                                                                   --------       --------

              Total                                                $ 94,468       $ 82,492
                                                                   ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

       Accounts payable                                            $  2,246       $  2,932
       Accrued and other liabilities                                  4,948          4,979
       Deferred income                                                  939          1,014
       Current maturities of long-term debt                             147            228
                                                                   --------       --------

              Total current liabilities                               8,280          9,153

Accrued severance pay                                                   244            210
Long-term debt                                                           28            131

Total shareholders' equity                                           85,916         72,998
                                                                   --------       --------
              Total                                                $ 94,468       $ 82,492
                                                                   ========       ========